NEWS RELEASE

New York - AG	February 23, 2023
Toronto – FR
Frankfurt – FMV

First Majestic Announces Financial Results for Q4 2022, FY2022 & Quarterly Dividend Payment

FIRST MAJESTIC SILVER CORP. (AG: NYSE; FR: TSX) (the "Company" or “First Majestic”) is pleased to announce the consolidated financial results for the Company's fourth quarter and year ended December 31, 2022. The full version of the financial statements and the management discussion and analysis can be viewed on the Company's website at www.firstmajestic.com, on SEDAR at www.sedar.com and EDGAR at www.sec.gov. All amounts are in U.S. dollars unless stated otherwise.

2022 HIGHLIGHTS

•Record production of 31.3 million silver equivalent ("AgEq") ounces, consisting of 10.5 million silver ounces and 248,394 gold ounces, or a 16% increase compared to 2021.
•Record annual revenues of $624.2 million, representing a 7% increase compared to 2021.
•Operating cash flows before working capital and taxes of $109.4 million, a decrease of 38% compared to 2021 due to inflation and elevated costs at Jerritt Canyon.
•Consolidated cash costs were $14.39 per AgEq ounce and All In Sustaining Costs “AISC” (see “Non-GAAP Financial Measures”, below) were $19.74 per AgEq ounce. Excluding Jerritt Canyon, cash costs and AISC for the three Mexican operations were $11.13 and $14.42 per AgEq ounce, respectively.
•Adjusted net earnings of ($55.4) million, or ($0.21) per share, after excluding non-cash or unusual items.
•Realized an average silver price of $22.49 per payable AgEq ounce, representing an 11% decrease compared to 2021.
•The Company paid $6.9 million in dividends to shareholders in 2022.
•Ended the year with cash and cash equivalents of $151.4 million, excluding $125.2 million held in restricted cash. The Company also ended the year with strong working capital of $202.9 million.

Q4 2022 HIGHLIGHTS

•Total production of 7.6 million AgEq ounces, a decrease of 14% compared to an all-time record Q3 2022, consisting of 2.4 million ounces of silver and 63,039 ounces of gold.
•Quarterly revenues totalled $148.2 million, a decrease of 7% compared to Q3 2022.

•Operating cash flows before working capital and taxes of $13.4 million, a decrease of 52% compared to Q3 2022.
•Consolidated cash costs were $15.36 per AgEq ounce and AISC were $20.69 per AgEq ounce. Excluding Jerritt Canyon, cash costs and AISC for the three Mexican operations were $11.93 and $15.63 per AgEq ounce, respectively.
•Adjusted net earnings of ($17.4) million (adjusted EPS of ($0.07)) (See “Non-GAAP Financial Measures”, below) after excluding non-cash and non-recurring items.
•Realized an average silver price of $23.24 per ounce, an 18% increase compared to Q3 2022.
•Declared a cash dividend payment of $0.0054 per common share for the fourth quarter of 2022 for shareholders of record as of the close of business on March 10, 2023, which will be distributed on or about March 24, 2023.

CEO COMMENTS
“The Company achieved record revenues of $624 million in 2022 largely due to an 81% increase in production at the Santa Elena operation,” stated Keith Neumeyer, President and CEO of First Majestic. “In its first full year of production from the Ermitaño mine, Santa Elena achieved a new production record of 9.1 million silver equivalent ounces with a low AISC of $13.97 per ounce. We also completed several key cost savings projects at Santa Elena in 2022, including the dual-circuit project with a new 3,000 tpd tailings filter press and the expansion of the LNG power plant to 24 MW. But despite our ongoing efforts, consolidated cash costs per ounce increased by 9% in 2022 due to unforeseen supply chain issues, a slightly stronger Mexican Peso and persistent inflation pressures felt across the industry.”
Mr. Neumeyer continues, “At Jerritt Canyon, AISC costs decreased in the fourth quarter by 14% compared to the previous quarter but remained elevated due to lower than expected production caused by severe cold weather conditions in northern Nevada which reduced the utilization of the processing plant, limited ore transportation from the West Generator and Saval II mines, and created supply chain issues for certain consumables. Over the past few months, many of the supply chain challenges have been successfully remedied and we completed numerous plant improvements to winterize the facility to better withstand harsh winter seasons.”

2022 ANNUAL AND FOURTH QUARTER HIGHLIGHTS

Key Performance Metrics	2022-Q4	2022-Q3	Change Q4 vs Q3	2022	2021	Change ''22 vs '21
Operational
Ore Processed / Tonnes Milled	851,564	836,514	2%	3,468,987	333,939	4%
Silver Ounces Produced	2,396,696	2,736,100	(12)%	10,522,051	12,842,945	(18)%
Gold Ounces Produced	63,039	67,072	(6)%	248,394	192,353	16%
Silver Equivalent Ounces Produced	7,558,791	8,766,192	(14)%	31,252,920	26,855,783	16%
Cash Costs per Silver Equivalent Ounce (1)	$15.36	$13.34	15%	$14.39	$13.23	9%
All-in Sustaining Cost per Silver Equivalent Ounce (1)	$20.69	$17.83	16%	$19.74	$18.84	5%
Total Production Cost per Tonne (1)	$131.41	$135.07	(3)%	$124.64	$102.77	21%
Average Realized Silver Price per Ounce (1)	$23.24	$19.74	18%	$22.49	$25.16	(11)%

Financial (in $millions)
Revenues	$148.2	$159.8	(7)%	$624.2	$584.1	7%
Mine Operating Earnings	($13.3)	$3.3	NM	$16.8	$101.4	(83)%
(Loss) Earnings before Income Taxes	($31.5)	($20.2)	56%	($61.4)	$25.3	NM
Net Loss	($16.8)	($20.7)	(19)%	($114.3)	($4.9)	NM
Operating Cash Flows before Working Capital and Taxes	$13.4	$27.7	(52)%	$109.4	$176.8	(38)%
Cash and Cash Equivalents	$151.4	$148.8	2%	$151.4	$237.9	(36)%
Working Capital (1)	$202.9	$148.2	37%	$202.9	$224.4	(10)%
Free Cash Flow (1)	($32.3)	$45.3	NM	($64.9)	($16.9)	NM

Shareholders
Loss per Share ("EPS") - Basic	($0.06)	($0.08)	(25)%	($0.43)	($0.02)	NM
Adjusted EPS (1)	($0.07)	($0.09)	(22)%	($0.21)	$0.02	NM

NM – Not meaningful

(1) The Company reports non-GAAP measures which include cash costs per ounce produced, all-in sustaining cost per ounce, total production cost per tonne, average realized silver price per ounce sold, working capital, adjusted EPS and free cash flow. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning under the Company’s financial reporting framework and may differ from methods used by other companies with similar description. See "Non-GAAP Financial Measures", below.

2022 FINANCIAL RESULTS

The Company generated record annual revenues totaling $624.2 million in 2022, or 7% higher compared to 2021, primarily due to the first full year of production from the Ermitaño mine at Santa Elena. The Company realized a 17% increase in AgEq ounces sold due to higher production at Jerritt Canyon and Santa Elena which was slightly offset by an 11% decrease in the average realized silver price.
Annual mine operating earnings totaled $16.8 million compared to $101.4 million in 2021. The decrease in mine operating earnings were driven by lower than expected production at Jerritt Canyon resulting in higher production costs per ounce, the decrease in the average realized silver price during the year as well as an increase in depreciation and depletion. The Company also saw an increase in the cost of sales resulting from supply chain challenges, inflationary cost pressures and a slightly stronger Mexican Peso.
Cash flows before movements in working capital and taxes during the year was $109.4 million compared to $176.8 million in the prior year, representing a 38% decrease.
The Company reported net earnings of ($114.3) million (EPS of ($0.43)) compared to ($4.9) million (EPS of ($0.02)) in 2021. Adjusted net earnings for the year, normalized for non-cash or non-recurring items such as impairment charges, tax settlements, share-based payments, unrealized losses on marketable securities and non-recurring write-downs on mineral inventory was ($55.4) million, or ($0.21) per share, compared to $6.0 million, or $0.02 per share in 2021.
The Company ended 2022 with a strong treasury consisting of $151.4 million in cash and cash equivalents as well as restricted cash of $125.2 million for a total of $276.6 million. The Company also ended the year with strong working capital of $202.9 million.

FULL YEAR 2022 OPERATIONAL RESULTS

Annual Production Summary	San Dimas	Santa Elena	La Encantada	Jerritt Canyon	Consolidated
Ore Processed / Tonnes Milled	787,636	851,973	1,025,172	804,206	3,468,987
Silver Ounces Produced	6,201,090	1,229,612	3,091,349	—	10,522,051
Gold Ounces Produced	80,814	94,684	413	72,483	248,394
Silver Equivalent Ounces Produced	12,957,826	9,147,215	3,125,761	6,022,118	31,252,920
Cash Costs per Silver Equivalent Ounce (1)	$9.81	$11.59	$15.30	$27.99	$14.39
All-in Sustaining Cost per Silver Equivalent Ounce (1)	$13.76	$13.97	$18.48	$33.07	$19.74
Cash Cost per Gold Equivalent Ounce (1)	N/A	N/A	N/A	$2,323	N/A
All-In Sustaining Costs per Gold Equivalent Ounce (1)	N/A	N/A	N/A	$2,745	N/A
Total Production Cost per Tonne	$155.76	$114.99	$45.01	$205.87	$124.64
(1) See "Non-GAAP Measures" for further details of these measures.

Silver production in 2022 reached 10.5 million ounces which was below the Company’s revised guidance range of 11.2 to 11.9 million silver ounces, due to higher gold grades from the Ermitaño mine at Santa Elena and lower-than-expected silver grades at the San Dimas mine. Gold production reached a new annual record of 248,394 ounces which was slightly below the Company’s guidance range of producing between 256,000 to 273,000 gold ounces, due to lower-than-expected grades and throughput at Jerritt Canyon.
Cash cost per AgEq ounce in the year was $14.39 compared to $13.23 in 2021. The increase in costs per ounce was primarily due to the lower than expected production and lower grades at Jerritt Canyon and San Dimas as well an overall increase in costs due to inflation.
AISC per AgEq ounce in 2022 was $19.74, compared to $18.85 in the previous year. The increase in AISC per ounce was due to higher cash costs.
The Company’s total capital expenditures in 2022 was $229.5 million consisting of $115.9 million for underground development, $43.9 million in exploration, $49.6 million in property, plant and equipment, and $20.1 million in innovation projects. Total investments in 2022, on a mine-by-mine basis, primarily consisted of $47.4 million at San Dimas, $47.7 million at Santa Elena, $10.2 million at La Encantada, $94.8 million at Jerritt Canyon, and $29.4 million for other strategic projects.
During the year, the Company sold 11,869,145 common shares under the At-the-Market Distribution programs at an average price of $9.80 per common share for gross proceeds of $116.3 million.

Q4 2022 FINANCIAL RESULTS

Revenues generated in the fourth quarter of 2022 totalled $148.2 million, representing a 7% decrease compared to the third quarter of 2022, primarily due to lower production at Santa Elena and San Dimas.
The Company realized mine operating earnings of ($13.3) million during the quarter compared to mine operating earnings of $3.3 million in the third quarter of 2022. The decrease in mine operating earnings was primarily attributed to lower production, lower metal prices and an increase in the cost of sales.

Operating cash flows earnings before movements in working capital and income taxes were $13.4 million during the quarter compared to $27.7 million in the third quarter of 2022.
The Company reported net earnings of ($16.8) million (EPS of ($0.06)) compared to ($20.7) million (EPS of ($0.08)) in the third quarter of 2022. Adjusted net earnings for the quarter, normalized for non-cash or non-recurring items such as a $9.6 million impairment charge due to the pending sale of the La Parrilla mine, tax settlements, share-based payments, unrealized losses on marketable securities and non-recurring write-downs on mineral inventory for the quarter was ($17.4) million (adjusted EPS of ($0.07)) compared to ($22.6) million (adjusted EPS of ($0.09)) in the third quarter of 2022.

Q4 2022 OPERATIONAL RESULTS

Fourth Quarter Production Summary	San Dimas	Santa Elena	La Encantada	Jerritt Canyon	Consolidated
Ore Processed / Tonnes Milled	210,108	207,188	254,766	179,502	851,564
Silver Ounces Produced	1,392,506	199,388	804,802	—	2,396,696
Gold Ounces Produced	20,257	25,830	107	16,845	63,039
Silver Equivalent Ounces Produced	3,054,098	2,302,904	813,649	1,388,140	7,558,791
Cash Costs per Silver Equivalent Ounce	$11.54	$11.20	$15.48	$30.56	$15.36
All-in Sustaining Cost per Silver Equivalent Ounce	$16.79	$12.75	$19.39	$34.75	$20.69
Cash Cost per Gold Equivalent Ounce	N/A	N/A	N/A	$2,519	N/A
All-In Sustaining Costs per Gold Equivalent Ounce	N/A	N/A	N/A	$2,865	N/A
Total Production Cost per Tonne	$162.68	$114.29	$47.69	$233.39	$131.41

Total production in the fourth quarter of 2022 was 7.6 million AgEq ounces, consisting of 2.4 million ounces of silver and 63,039 ounces of gold. Quarterly silver and gold production decreased 12% and 6%, respectively, compared to the prior quarter, primarily due to lower production at San Dimas and Santa Elena.
Cash costs per AgEq ounce for the quarter were $15.36 compared to $13.34 in the previous quarter. The increase in cash costs per AgEq ounce was primarily due to a decrease in grades and ounces produced at San Dimas and Santa Elena. This was partially offset by lower cash costs at Jerritt Canyon, driven by higher gold production in the quarter.
AISC per ounce in the fourth quarter increased 16% to $20.69 per ounce when compared to the previous quarter. The increase in AISC was primarily attributed to an increase in cash costs per AgEq ounce.
The Company’s total capital expenditures in the fourth quarter were $54.4 million, consisting of $31.0 million for underground development, $4.9 million in exploration, $17.1 million in property, plant and equipment, and $1.4 million in innovation projects. Total investments in the fourth quarter of 2022, on a mine-by-mine basis, primarily consisted of $8.5 million at San Dimas, $11.6 million at Santa Elena, $3.0 million at La Encantada, $23.3 million at Jerritt Canyon, and $8.0 million for other strategic projects.

Q4 2022 DIVIDEND ANNOUNCEMENT

The Company is pleased to announce that its Board of Directors has declared a cash dividend payment in the amount of $0.0054 per common share for the fourth quarter of 2022. The fourth quarter cash dividend will be paid to holders of record of First Majestic's common shares as of the close of business on March 10, 2023 and will be distributed on or about March 24, 2023.
Under the Company's dividend policy, the quarterly dividend per common share is targeted to equal approximately 1% of the Company's net quarterly revenues divided by the Company's then outstanding common shares on the record date.

The amount and distribution dates of future dividends remain at the discretion of the Board of Directors. This dividend qualifies as an 'eligible dividend' for Canadian income tax purposes. Dividends paid to shareholders outside Canada (non-resident investors) may be subject to Canadian non-resident withholding taxes.

RENEWS ATM PROGRAM

The Company announces that it has renewed its equity distribution agreement (the "Sales Agreement") with BMO Capital Markets and TD Securities (the "Agents") pursuant to which the Company may, at its discretion and from time-to-time until June 18, 2023, sell, through the Agents, such number of common shares of the Company ("Common Shares") as would result in aggregate gross proceeds to the Company of up to US$100.0 million (the "Offering"). The Sales Agreement replaces the previous equity distribution agreement entered into between the Company and the Agents dated July 20, 2022, under which all sales have been completed. Sales of Common Shares will be made through "at-the-market distributions" as defined in the Canadian Securities Administrators' National Instrument 44-102-Shelf Distributions, including sales made directly on the New York Stock Exchange (the "NYSE"), or any other recognized marketplace upon which the Common Shares are listed or quoted or where the Common Shares are traded in the United States. The sales, if any, of Common Shares made under the Sales Agreement will be made by means of ordinary brokers' transactions on the NYSE at market prices, or as otherwise agreed upon by the Company and the Agents. No offers or sales of Common Shares will be made in Canada on the Toronto Stock Exchange (the "TSX") or other trading markets in Canada.
The Offering will be made by way of a prospectus supplement to the base prospectus included in the Company's existing US registration statement on Form F-10 (the "Registration Statement") and Canadian short form base shelf prospectus (the "Base Shelf Prospectus") dated May 18, 2021. The prospectus supplement relating to the Offering has been filed with the securities commissions in each of the provinces of Canada (other than Québec) and the United States Securities and Exchange Commission (the "SEC"). The US prospectus supplement (together with the related base prospectus) will be available on the SEC's website (www.sec.gov) and the Canadian prospectus supplement (together with the related Base Shelf Prospectus) will be available on the SEDAR website maintained by the Canadian Securities Administrators at www.sedar.com. Alternatively, the Agents will provide copies of the US prospectus and US prospectus supplement upon request by contacting BMO Capital Markets (c/o BMO Capital Markets Corp., Attention: Equity Syndicate Department, 151 W 42nd Street, New York, NY 10036, or by telephone at (800) 414-3627, or by email: bmoprospectus@bmo.com) or TD Securities (USA) LLC, 1 Vanderbilt Avenue, New York, NY 10017, telephone: 1-855-495-9846.
The Company expects to use the net proceeds of the Offering, if any, together with the Company's current cash resources, to develop and/or improve the Company's existing mines and to add to the Company's working capital.
This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

ABOUT THE COMPANY

First Majestic is a publicly traded mining company focused on silver and gold production in Mexico and the United States. The Company presently owns and operates the San Dimas Silver/Gold Mine, the Santa Elena Silver/Gold Mine, the La Encantada Silver Mine, and the Jerritt Canyon Gold Mine.
First Majestic is proud to offer a portion of its silver production for sale to the public. Bars, ingots, coins and medallions are available for purchase online at its Bullion Store at some of the lowest premiums available.
FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll-free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.
“signed”
Keith Neumeyer, President & CEO

Non-GAAP Financial Measures

This press release includes reference to certain financial measures which are not standardized measures under the Company's financial reporting framework. These measures include cash costs per silver equivalent ounce produced, all-in sustaining cost (or “AISC”) per silver equivalent ounce produced, total production cost per tonne, average realized silver price per ounce sold, working capital, adjusted EPS and cash flow per share. The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. These measures are widely used in the mining industry as a benchmark for performance but do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures disclosed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For a complete description of how the Company calculates such measures and a reconciliation of certain measures to GAAP terms please see "Non-GAAP Measures" in the Company's most recent management discussion and analysis filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov and which is incorporated by reference herein.

Cautionary Note Regarding Forward Looking Statements

This press release contains “forward‐looking information” and "forward-looking statements” under applicable Canadian and U.S. securities laws (collectively, “forward‐looking statements”). These statements relate to future events or the Company's future performance, business prospects or opportunities that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management made in light of management's experience and perception of historical trends, current conditions and expected future developments. Forward-looking statements include, but are not limited to, statements with respect to: commercial mining operations; cash flow; the timing and amount of estimated future production; throughput capacity; ore feed and grades; payment of dividends; the Offering and the anticipated use of proceeds from the Offering, if any. Assumptions may prove to be incorrect and actual results may differ materially from those anticipated. Consequently, guidance cannot be guaranteed. As such, investors are cautioned not to place undue reliance upon guidance and forward-looking statements as there can be no assurance that the plans, assumptions or expectations upon which they are placed will occur. All statements other than statements of historical fact may be forward‐looking statements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “forecast”, “potential”, “target”, “intend”, “could”, “might”, “should”, “believe” and similar expressions) are not statements of historical fact and may be “forward‐looking statements”.

Actual results may vary from forward-looking statements. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to materially differ from those expressed or implied by such forward-looking statements, including but not limited to: the duration and effects of the coronavirus and COVID-19, and any other pandemics on our operations and workforce, and the effects on global economies and society; general economic conditions including inflation risks related to the integration of acquisitions; actual results of exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; commodity prices; variations in ore reserves, grade or recovery rates; actual performance of plant, equipment or processes relative to specifications and expectations; accidents; labour relations; relations with local communities; changes in national or local governments; changes in applicable legislation or application thereof; delays in obtaining approvals or financing or in the completion of development or construction activities; exchange rate fluctuations; requirements for additional capital; government regulation; environmental risks; reclamation expenses; outcomes of pending litigation; limitations on insurance coverage; conditions in the market for the Company’s shares and the equity markets in general; as well as those factors discussed in the section entitled "Description of the Business - Risk Factors" in the Company's most recent Annual Information Form, available on www.sedar.com, and Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although First Majestic has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. The Company notes that changes in climate conditions could adversely affect the business and operations through shifting weather patterns, environmental incidents, and extreme weather events. This can include changes in snow and precipitation levels, extreme temperatures, changing sea levels and other weather events which can result in frozen conditions, flooding, droughts, or fires. Such conditions could directly or indirectly impact our operations by affecting the safety of our staff and the communities in which we operate, disrupting safe access to sites, damaging facilities and equipment, disrupting energy and water supply, creating labor and material shortages and can cause supply chain interruptions. There is no assurance that the Company will be able to successfully anticipate, respond to or manage risks associated with severe climate conditions. Any such disruptions could have an adverse effect on the Company’s operations, production, and financial results.

The Company believes that the expectations reflected in these forward‐looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward‐looking statements included herein should not be unduly relied upon. These statements speak only as of the date hereof. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws.